Exhibit 99.2

June 29, 2005

To Our Shareholders

SANKYO COMPANY, LIMITED

3-5-1, Nihonbashi-Honcho, Chuo-ku, Tokyo

Takashi Shoda, President

Information concerning the Exchange of Shares of

Sankyo Company, Limited in the Stock Transfer

It gives us pleasure to report that, pursuant to resolutions adopted at the General Shareholders Meeting of Sankyo Company, Limited (the “Company”) held today, we will establish a joint holding company, DAIICHI SANKYO COMPANY, LIMITED (the “Holding Company”), together with DAIICHI PHARMACEUTICAL CO., LTD., through a stock transfer to be effected on September 28, 2005 (the “Stock Transfer”). The Company will become a wholly owned subsidiary of the Holding Company.

In the Stock Transfer, one share of Holding Company stock will be exchanged for each share of the Company’s stock held by shareholders of record duly listed in the final Shareholder Registry (including beneficial owners) of the Company as of September 27, 2005, the last day prior to the effective date for the Stock Transfer.

Accordingly, we respectfully request that you refer to the schedule for procedures related to the exchange of the Company’s shares in the Stock Transfer as set out in the table below.

Schedule for Exchanging the Company’s Shares and Related Matters

Date (Scheduled)	Principal Developments	Distribution of Shares and Related Matters
August 25, 2005 (Thursday)	Announcement of the date for presentation of shares and mailing of the “Guide to Procedures for Presentation of Shares”.	The Company will mail the “Guide to Procedures for Presentation of Shares” to holders of the Company’s shares. The Company will also send a guide to procedures for those shareholders who do not have physical possession of their shares.

August 26, 2005 (Friday)	The Company will begin to accept shares for exchange in the Stock Transfer.	Trading in the Company’s shares can be conducted until September 20, 2005 (Tuesday). Please note that persons making use of the Japan Securities Depository Center system will not need to present their share certificates, but that persons not making use of this system will have to present their share certificates. (Note: Once a shareholder has initiated the procedures for exchanging the Company’s shares, it will not be possible to trade in the Company’s shares until the shares in DAIICHI SANKYO have been delivered.)

September 21, 2005 (Wednesday)	The shares of SANKYO will be delisted.	Accompanying the delisting of the Company’s shares, the final date for regular transactions in the Company’s shares on the Tokyo Stock Exchange will be September 20, 2005 (Tuesday). In addition, please note that the final date for engaging in transactions involving numbers of shares constituting less than one trading unit will be September 21, 2005 (Wednesday).
September 27, 2005 (Tuesday)	Final date for presentation of SANKYO shares.

September 28, 2005 (Wednesday)	Date for the Stock Transfer, the establishment of DAIICHI SANKYO, and the listing of the shares of DAIICHI SANKYO on the Tokyo Stock Exchange.	Shares handled through the Japan Securities Depository Center system for which procedures have been taken by September 20, 2005, will be replaced with shares of DAIICHI SANKYO on September 28, 2005 (Wednesday) and those shares of DAIICHI SANKYO can be traded on the Tokyo Stock Exchange from that date.

November 16, 2005 (Wednesday)	Date for beginning the physical distribution of DAIICHI SANKYO shares.	On November 16, 2005 (Wednesday), shares of DAIICHI SANKYO allocated under the Stock Transfer will be mailed to former holders of SANKYO shares. Please note that shareholders making use of the Japan Securities Depository Center system and holders of shares in DAIICHI SANKYO who receive numbers of shares in the Stock Transfer constituting less than the minimum trading unit will be mailed notices from DAIICHI SANKYO regarding the allocation of DAIICHI SANKYO shares on November 16, 2005 (Wednesday) at their respective addresses of record.